

June 29, 2010

<u>**Via U.S. Mail**</u>

Adam B. Frankel, Esq.
Senior Managing Director and General Counsel
Evercore Partners Inc.
55 East 52nd Street
New York, NY 10055

> **Re: Evercore Partners Inc.**
> **Registration Statement on Form S-3**
> **Filed on: June 8, 2010**
> **File No.: 333-167393**

Dear Mr. Frankel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009.

Exchange of Evercore LP Partnership Units, page 3

2. We note your disclosure related to the exchange rights of the holders of the partnership units. Please tell us what consideration you have given to filing the agreement defining these rights as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.

Description of Capital Stock, page 9

3. In the introductory paragraph you state that the description of your capital stock is a summary "qualified in its entirety… by applicable law." Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bonnie, Esq. (Via Facsimile at (212) 455-2502)
    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, NY 10017-3954